CUSIP No.805423 10 0                                          Page 1 of 15 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No.   )[FN1]

                        Savvis Communications Corporation
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)
                                   805423 10 0
                                 (CUSIP Number)

Welsh, Carson, Anderson                  William J. Hewitt, Esq.
  & Stowe                                Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500              Maynard & Kristol
New York, New York  10022                45 Rockefeller Plaza
Attention: Jonathan Rather               New York, New York  10111
Tel. (212) 893-9500                      Tel. (212) 841-5700


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                February 28, 2000


             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

------------
FN1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.805423 10 0                                          Page 2 of 15 Pages

1)   Name of Reporting Person                     Welsh, Carson, Ander-
     and I.R.S. Identification                    son & Stowe VIII, L.P.
     No. of Above Person, if
     an Entity (Voluntary)

2)   Check the Appropriate Box                           (a) [X]
     if a Member of a Group                              (b) [ ]

3)   SEC Use Only


4)   Source of Funds                                   WC


5)   Check if Disclosure of
     Legal Proceedings Is                              Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                   Delaware


Number of                       7)   Sole Voting      6,250,000 shares of
Shares Beneficially                  Power            Common Stock
Owned by Each
Reporting Person
                                8)   Shared Voting
                                     Power                    -0-


                                9)   Sole Disposi-    6,250,000 shares of
                                     tive Power       Common Stock


                                10)  Shared Dis-
                                     positive Power           -0-


11)  Aggregate Amount Beneficially                    6,250,000 shares of
     Owned by Each Reporting Person                   Common Stock


12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares


13)  Percent of Class
     Represented by                               6.73%
     Amount in Row (11)


14)  Type of Reporting
     Person                                           PN

CUSIP No.805423 10 0                                         Page 3 of 15 Pages

1)   Name of Reporting Person                     Welsh, Carson, Ander-
     and I.R.S. Identification                    son & Stowe VII, L.P.
     No. of Above Person, if
     an Entity (Voluntary)

2)   Check the Appropriate Box                           (a) [X]
     if a Member of a Group                              (b) [ ]

3)   SEC Use Only


4)   Source of Funds                                   WC


5)   Check if Disclosure of
     Legal Proceedings Is                              Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                   Delaware


Number of                       7)   Sole Voting      3,475,566 shares of
Shares Beneficially                  Power            Common Stock
Owned by Each
Reporting Person
                                8)   Shared Voting
                                     Power                    -0-


                                9)   Sole Disposi-     3,475,566 shares of
                                      tive Power       Common Stock


                                10)  Shared Dis-
                                     positive Power           -0-


11)  Aggregate Amount Beneficially                     3,475,566 shares of
     Owned by Each Reporting Person                    Common Stock


12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares


13)  Percent of Class
     Represented by                                    3.74%
     Amount in Row (11)


14)  Type of Reporting
     Person                                            PN

CUSIP No.805423 10 0                                          Page 4 of 15 Pages

1)   Name of Reporting Person                     Welsh, Carson, Ander-
     and I.R.S. Identification                    son & Stowe VI, L.P.
     No. of Above Person, if
     an Entity (Voluntary)

2)   Check the Appropriate Box                           (a) [X]
     if a Member of a Group                              (b) [ ]

3)   SEC Use Only


4)   Source of Funds                                   WC


5)   Check if Disclosure of
     Legal Proceedings Is                              Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                   Delaware


Number of                       7)   Sole Voting      4,635,958 shares of
Shares Beneficially                  Power            Common Stock
Owned by Each
Reporting Person
                                8)   Shared Voting
                                     Power                    -0-


                                9)   Sole Disposi-    4,635,958 shares of
                                     tive Power       Common Stock


                                10)  Shared Dis-
                                     positive Power           -0-


11)  Aggregate Amount Beneficially                    4,635,958 shares of
     Owned by Each Reporting Person                   Common Stock


12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares


13)  Percent of Class
     Represented by                                   4.99%
     Amount in Row (11)


14)  Type of Reporting
     Person                                           PN

CUSIP No.805423 10 0                                          Page 5 of 15 Pages

1)   Name of Reporting Person                     WCAS Capital
     and I.R.S. Identification                    Partners II, L.P.
     No. of Above Person, if
     an Entity (Voluntary)

2)   Check the Appropriate Box                           (a) [X]
     if a Member of a Group                              (b) [ ]

3)   SEC Use Only


4)   Source of Funds                                   WC


5)   Check if Disclosure of
     Legal Proceedings Is                              Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                   Delaware


Number of                       7)   Sole Voting      667,761 shares of
Shares Beneficially                  Power            Common Stock
Owned by Each
Reporting Person
                                8)   Shared Voting
                                     Power                    -0-


                                9)   Sole Disposi-    667,761 shares of
                                     tive Power       Common Stock


                                10)  Shared Dis-
                                     positive Power           -0-


11)  Aggregate Amount Beneficially                    667,761 shares of
     Owned by Each Reporting Person                   Common Stock


12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares


13)  Percent of Class
     Represented by                                   .72%
     Amount in Row (11)


14)  Type of Reporting
     Person                                           PN

CUSIP No.805423 10 0                                          Page 6 of 15 Pages

1)   Name of Reporting Person                     WCAS Information
     and I.R.S. Identification                    Partners, L.P.
     No. of Above Person, if
     an Entity (Voluntary)

2)   Check the Appropriate Box                           (a) [X]
     if a Member of a Group                              (b) [ ]

3)   SEC Use Only


4)   Source of Funds                                   WC


5)   Check if Disclosure of
     Legal Proceedings Is                              Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                   Delaware


Number of                       7)   Sole Voting      65,357 shares of
Shares Beneficially                  Power            Common Stock
Owned by Each
Reporting Person
                                8)   Shared Voting
                                     Power                    -0-


                                9)   Sole Disposi-    65,357 shares of
                                     tive Power       Common Stock


                                10)  Shared Dis-
                                     positive Power           -0-


11)  Aggregate Amount Beneficially                    65,357 shares of
     Owned by Each Reporting Person                   Common Stock


12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares


13)  Percent of Class
     Represented by                                   Less than 0.1%
     Amount in Row (11)


14)  Type of Reporting
     Person                                           PN

CUSIP No.805423 10 0                                         Page 7 of 15 Pages



                                  SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Savvis Communications Corporation, a Delaware corporation ("Savvis" or the "Issuer"). The principal executive offices of the Issuer are located at 12007 Sunrise Valley Drive, Reston, Virginia 20191.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this statement on Schedule 13D on behalf of Welsh, Carson, Anderson & Stowe VIII, L.P., a Delaware limited partnership ("WCAS VIII"), Welsh, Carson, Anderson & Stowe VII, L.P., a Delaware limited partnership ("WCAS VII"), Welsh, Carson, Anderson & Stowe VI, L.P., a Delaware limited partnership ("WCAS VI"), WCAS Capital Partners II, L.P., a Delaware limited partnership ("WCAS CP II") and WCAS Information Partners, L.P., a Delaware limited partnership ("WCAS IP"). WCAS VIII, WCAS VII, WCAS VI, WCAS CP II and WCAS IP are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The Agreement among the Reporting Persons to file as a group (the "Group Agreement") is attached hereto as Exhibit A.

          WCAS VIII

          (b)-(c) WCAS VIII is a Delaware limited partnership. The principal business of WCAS VIII is that of a private investment partnership. The sole general partner of WCAS VIII is WCAS VIII Associates, L.L.C., a Delaware limited liability company ("VIII Associates"). The principal business of VIII Associates is that of acting as the general partner of WCAS VIII. The principal business and principal office address of WCAS VIII, VIII Associates and the managing members of VIII Associates is 320 Park Avenue, Suite 2500, New York, New York 10022. The managing members of VIII Associates are citizens of the United States, and their respective principal occupations are set forth below.

CUSIP No.805423 10 0                                         Page 8 of 15 Pages

          WCAS VII

          (b)-(c) WCAS VII is a Delaware limited partnership. The principal business of WCAS VII is that of a private investment partnership. The sole general partner of WCAS VII is WCAS VII Partners, L.P., a Delaware limited partnership ("VII Partners"). The principal business of VII Partners is that of acting as the general partner of WCAS VII. The principal business and principal office address of WCAS VII, VII Partners and the general partners of VII Partners is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of VII Partners are citizens of the United States, and their respective principal occupations are set forth below.

          WCAS VI

          (b)-(c) WCAS VI is a Delaware limited partnership. The principal business of WCAS VI is that of a private investment partnership. The sole general partner of WCAS VI is WCAS VI Partners, L.P., a Delaware limited partnership ("VI Partners"). The principal business of VI Partners is that of acting as the general partner of WCAS VI. The principal business and principal office address of WCAS VI, VI Partners and the general partners of VI Partners is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of VI Partners are citizens of the United States, and their respective principal occupations are set forth below.

          WCAS CP II

          (b)-(c) WCAS CP II is a Delaware limited partnership. The principal business of WCAS CP II is that of a private investment partnership. The sole general partner of WCAS CP II is WCAS CP II Partners, a Delaware limited partnership ("CP II Partners"). The principal business of CP II Partners is that of acting as the general partner of WCAS CP II. The principal business and principal office address of WCAS CP II, CP II Partners and the general partners of CP II Partners is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of CP II Partners are citizens of the United States, and their respective principal occupations are set forth below.

          WCAS IP

          (b)-(c) WCAS IP is a Delaware limited partnership. The principal business of WCAS IP is that of a private investment partnership. The sole general partner of WCAS IP is WCAS INFO Partners, a Delaware general partnership ("INFO Partners"). The principal business of INFO Partners is that of acting as the general partner of WCAS IP. The principal business and principal office address of WCAS IP, INFO Partners and the general partners of INFO Partners is

CUSIP No.805423 10 0                                          Page 9 of 15 Pages

320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of INFO Partners are citizens of the United States, and their respective principal occupations are set forth below.

NAME                                        OCCUPATION

Patrick J. Welsh         Managing Member, VIII Associates
                         General Partner, VII Partners, VI Partners and CP II
                         Partners

Russell L. Carson        Managing Member, VIII Associates
                         General Partner, VII Partners, VI Partners and CP II
                         Partners

Bruce K. Anderson        Managing Member, VIII Associates;
                         General Partner, VII Partners, VI Partners, CP II
                         Partners and INFO Partners

Thomas E. McInerney      Managing Member, VIII Associates;
                         General Partner, VII Partners, VI
                         Partners, CP II Partners and INFO
                         Partners

Andrew M. Paul           Managing Member, VIII Associates
                         General Partner, VII Partners, VI
                         Partners and CP II Partners

Laura VanBuren           Managing Member, VIII Associates
                         General Partner, VII Partners, VI Partners and
                         CP II Partners

Robert A. Minicucci      Managing Member, VIII Associates
                         General Partner, VII Partners, VI
                         Partners and CP II Partners

Anthony J. deNicola      Managing Member, VIII Associates
                         General Partner, VII Partners, VI
                         Partners and CP II Partners

Paul B. Queally          Managing Member, VIII Associates
                         General Partner, VII Partners and VI
                         Partners

Lawrence B. Sorrel       Managing Member, VIII Associates
                         General Partner, VII Partners

Rudolph E. Rupert        Managing Member, VIII Associates
                         General Partner, VII Partners

Jonathan M. Rather       Managing Member, VIII Associates
                         General Partner, VII Partners

CUSIP No.805423 10 0                                         Page 10 of 15 Pages

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

          On February 28, 2000, WCAS VIII acquired from Bridge Information Systems, Inc. ("Bridge"), an aggregate 6,250,000 shares of Common Stock of the Issuer (the "Common Stock"), pursuant to a Securities Purchase Agreement dated as of February 7, 2000 between Bridge and WCAS VIII (the "Purchase Agreement"). In connection with such purchase, the Issuer granted WCAS VIII registration rights. The Purchase Agreement is attached hereto as Exhibit B and the Registration Rights Agreement is attached hereto as Exhibit C. The purchase price of the Common Stock was $24.00 per share, and the source of funds for such purchase was the working capital, or funds available for investment, of WCAS VIII.

          Each of WCAS VII, WCAS VI, WCAS CP II and WCAS INFO had acquired their respective shares of the Issuer pursuant to transactions that occurred prior to consummation of the Issuer's initial public offering, which closed on February 18, 2000 (the "IPO").

ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Persons have acquired securities of the Issuer for investment purposes. Patrick J. Welsh, a managing member of VIII Associates and general partner of each of VII Partners, VI Partners and CP II Partners, and Thomas E. McInerney, a managing member of VIII Associates and general partner of each of VII Partners, VI Partners, CP II Partners and INFO Partners, have served on the Issuer's Board of Directors since prior to the IPO.

CUSIP No.805423 10 0                                         Page 11 of 15 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The following information is based on a total of 92,883,340 shares of Common Stock outstanding as of February 18, 2000.

          (a)

          WCAS VIII AND VIII ASSOCIATES

          WCAS VIII owns 6,250,000 shares of Common Stock, or approximately 6.73% of the Common Stock outstanding. VIII Associates, as the general partner of WCAS VIII, may be deemed to beneficially own the securities owned by WCAS VIII.

          WCAS VII AND VII PARTNERS

          WCAS VII owns 3,475,566 shares of Common Stock, or approximately 3.74% of the Common Stock outstanding. VII Partners, as the general partner of WCAS VII, may be deemed to beneficially own the securities owned by WCAS VII.

          WCAS VI AND VI PARTNERS

          WCAS VI owns 4,635,958 shares of Common Stock, or approximately 4.99% of the Common Stock outstanding. VI Partners, as the general partner of WCAS VI, may be deemed to beneficially own the securities owned by WCAS VI.

          WCAS CP II AND CP II PARTNERS

          WCAS CP II owns 667,761 shares of Common Stock, or approximately 0.72% of the Common Stock outstanding. CP II Partners, as the general partner of WCAS CP II, may be deemed to beneficially own the securities owned by WCAS CP II.

          WCAS IP AND INFO PARTNERS

          WCAS IP owns 65,357 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. INFO Partners, as the general partner of WCAS IP, may be deemed to beneficially own the securities owned by WCAS IP.

          MANAGING MEMBERS OF VII ASSOCIATES AND
          GENERAL PARTNERS OF VII PARTNERS,
          VI PARTNERS, CP II PARTNERS AND INFO PARTNERS

CUSIP No.805423 10 0                                         Page 12 of 15 Pages

          (i) Patrick J. Welsh owns directly 64,128 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ii)Russell L. Carson owns 38,476 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (iii) Bruce K. Anderson owns directly 79,350 shares of Common Stock and indirectly, in three trust accounts for the benefit of his minor children, 7,302 shares of Common Stock, or in the aggregate less than 0.1% of the Common Stock outstanding.

          (iv) Andrew M. Paul owns 22,447 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (v) Thomas E. McInerney owns 38,476 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vi) Laura VanBuren owns 1,335 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vii) Robert A. Minicucci owns 29,235 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (viii) Anthony J. deNicola owns 9,755 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ix) Paul B. Queally owns 2,174 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (x) Lawrence B. Sorrel does not own shares of Common Stock of the Issuer.

          (xi) Rudolph E. Rupert owns 3,113 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xii) Jonathan M. Rather does not own shares of Common Stock of the Issuer.

          (b) The managing members of VIII Associates and general partners of VII Partners, VI Partners, CP II Partners and INFO Partners may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by WCAS VIII, WCAS VII, WCAS VI, WCAS CP II and WCAS IP, respectively. Each of the managing members of VIII Associates and general partners of VII Partners, VI Partners, CP II Partners and INFO Partners disclaims beneficial ownership of all securities other than those he or she owns directly or by virtue of his or her indirect pro rata interest, as a managing member and/or general partner of VIII Associates, VII Partners, VI

CUSIP No.805423 10 0                                         Page 13 of 15 Pages

Partners, CP II Partners and/or INFO Partners, as the case may be, in the securities owned by WCAS VIII, WCAS VII, WCAS VI, WCAS CP II and/or WCAS IP.

          (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in the securities of the Issuer in the past 60 days.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS VIII, WCAS VII, WCAS VI, WCAS CP II or WCAS IP.

          (e)  Not Applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES
          OF THE ISSUER.

          In connection with the purchase by WCAS VIII of the shares of Common Stock of the Issuer from Bridge, the Issuer granted WCAS VIII registration rights. A copy of the Registration Rights Agreement is attached hereto as Exhibit C.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A - Group Agreement (Appears at Page 16)

          Exhibit B - Purchase Agreement (Appears at Page 18)

          Exhibit C - Registration Rights Agreement (Appears at Page 23)

CUSIP No.805423 10 0                                         Page 14 of 15 Pages



                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                    By:  WCAS VIII Associates, LLC,
                                         General Partner


                                    By: /s/ Jonathan M. Rather
                                       -----------------------------
                                            Managing Member


                                    WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                                    By:  WCAS VII Partners, L.P.,
                                         General Partner


                                    By: /s/ Jonathan M. Rather
                                       -----------------------------
                                            General Partner

                                    WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                                    By:  WCAS VI Partners, L.P.,
                                         General Partner


                                    By: /s/ Jonathan M. Rather
                                       -----------------------------
                                            Attorney-in-Fact

                                    WCAS CAPITAL PARTNERS II, L.P.
                                    By: WCAS CP II Partners, L.P.,
                                        General Partner


                                    By: /s/ Jonathan M. Rather
                                       -----------------------------
                                            Attorney-in-Fact

CUSIP No.805423 10 0                                         Page 15 of 15 Pages


                                    WCAS INFORMATION PARTNERS, L.P.
                                    By:  WCAS INFO Partners, General Partner



                                    By: /s/ Jonathan M. Rather
                                       -----------------------------
                                            Attorney-in-Fact

Dated: March 8, 2000

                                                                       EXHIBIT A

                                  AGREEMENT OF
                   WELSH, CARSON, ANDERSON & STOWE VIII, L.P.,
                   WELSH, CARSON, ANDERSON & STOWE VII, L.P.,
                   WELSH, CARSON, ANDERSON & STOWE VI, L.P.,
                         WCAS CAPITAL PARTNERS II, L.P.
                       AND WCAS INFORMATION PARTNERS, L.P.
                            PURSUANT TO RULE 13d-1(k)

          The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

                                    WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                    By:  WCAS VIII Associates, LLC,
                                         General Partner


                                    By: /s/ Jonathan M. Rather
                                       -----------------------------
                                            Managing Member

                                    WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                                    By:  WCAS VII Partners, L.P.,
                                         General Partner


                                    By: /s/ Jonathan M. Rather
                                       -----------------------------
                                            General Partner

                                    WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                                    By:  WCAS VI Partners, L.P.,
                                         General Partner


                                    By: /s/ Jonathan M. Rather
                                       -----------------------------
                                            Attorney-in-Fact

                                    WCAS CAPITAL PARTNERS II, L.P.
                                    By:  WCAS CP II Partners, L.P.,
                                         General Partner


                                    By: /s/ Jonathan M. Rather
                                       -----------------------------
                                            Attorney-in-Fact

                                    WCAS INFORMATION PARTNERS, L.P.
                                    By:  WCAS INFO Partners, General Partner


                                    By: /s/ Jonathan M. Rather
                                       -----------------------------
                                            Attorney-in-Fact

Dated: March 8, 2000

                                                                       EXHIBIT B

                            STOCK PURCHASE AGREEMENT

          STOCK PURCHASE AGREEMENT, dated as of February 7, 2000, between BRIDGE INFORMATION SYSTEMS, INC., a Missouri corporation ("SELLER"), and WELSH, CARSON, ANDERSON & STOWE VIII, L.P., a Delaware limited partnership ("PURCHASER").

          WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, for an aggregate purchase price of $150,000,000, the number of shares of Common Stock, $.01 par value ("SAVVIS COMMON STOCK"), of SAVVIS Communications Corporation, a Delaware corporation ("SAVVIS"), determined in accordance with Section 1(a) below, all on the terms and subject to the conditions hereinafter set forth;

          NOW, THEREFORE, the parties hereto agree as follows:

          1.   PURCHASE AND SALE OF SHARES.

          (a) Subject to the terms and conditions set forth herein, on the Closing Date (as defined below), Seller shall sell to Purchaser, and Purchaser shall purchase from Seller the number of shares (rounded down to the nearest whole share) (the "SHARES") of Savvis Common Stock equal to the quotient obtained by dividing (1) $150,000,000 by (2) the initial price per share to the public of Savvis Common Stock registered under Savvis' Registration Statement on Form S-1 (No. 333-90881) (the "SAVVIS S-1") following the effectiveness thereof. On the Closing Date, Seller shall deliver to Purchaser a certificate or certificates evidencing the Shares, duly endorsed for transfer or accompanied by stock transfer powers duly endorsed in blank.

          (b) As payment in full for the Shares to be purchased from Seller by Purchaser and against delivery of the Shares as aforesaid, on the Closing Date, Purchaser shall pay to Seller the sum of $150,000,000 by wire transfer of immediately available funds to an account designated by Seller.

          (c)  In the event that the number of Shares purchasable pursuant to
Section 1(a) would exceed the maximum number of Shares which may be purchased by Purchaser under any applicable rule or interpretation of the National Association of Securities Dealers, Inc., then Seller shall instead sell, and Purchaser shall instead purchase, at the aforesaid initial price per share to the public, such maximum number of Shares.

          (d) The closing of the purchase and sale of the Shares contemplated hereby shall take place at the offices of Reboul, MacMurray, Hewitt, Maynard & Kristol, 45 Rockefeller Plaza, New York, New York 10111, at 10:00 a.m., local time, no later than the third business day following the satisfaction of the conditions set forth in Section 4 below (such closing being herein called the "CLOSING" and such date and time being herein called the "CLOSING DATE").

          2. REPRESENTATIONS AND WARRANTIES OF SELLER. Seller hereby represents and warrants to Purchaser as follows:

          (a) AUTHORIZATION OF AGREEMENTS, ETC. Seller has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance by Seller of this Agreement and the sale by Seller of the Shares have been duly authorized by all requisite corporate action on the part of Seller and will not (i) violate any provision of law, any order of any court or other agency of government, the articles of incorporation or by-laws of Seller, or any provision of any indenture, agreement or other instrument by which Seller or any of Seller's properties or assets is bound; (ii) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument; or (iii) result in the creation or imposition of any lien, charge or encumbrance of any nature (collectively, "LIENS") upon any of the properties or assets of Seller.

          (b) VALIDITY. This Agreement has been duly executed and delivered by Seller and constitutes a legal, valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, subject, as to enforcement of remedies, to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws from time to time in effect affecting the enforcement of creditors' rights generally and to general principles of equity.

          (c) TITLE TO SHARES. Seller is the lawful holder of record and beneficial owner of the Shares. The delivery by Seller to Purchaser of a certificate or certificates evidencing the Savvis Shares, duly endorsed for transfer or accompanied by stock transfer powers duly endorsed in blank, will transfer to Purchaser valid title to the Shares free and clear of any Liens.

          (d) GOVERNMENTAL APPROVALS. Except for filings with the Department of Justice and the Federal Trade Commission pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT"), no approval, authorization, consent or order or action of or filing with any court, administrative agency or other governmental authority is required to be obtained or made by Seller for (i) the execution, delivery and performance by Seller of this Agreement or (ii) the sale by Seller of the Shares as contemplated hereby.

          3. REPRESENTATIONS AND WARRANTIES OF PURCHASER. Purchaser hereby represents and warrants to Seller as follows:

          (a) AUTHORIZATION OF AGREEMENTS, ETC. Purchaser has the partnership power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance by Purchaser of this Agreement and the purchase and receipt by Purchaser of the Shares have been duly authorized by all requisite partnership action on the part of Purchaser, and will not (i) violate any provision of law, any order of any court or other agency of government, the certificate of limited partnership or limited partnership agreement of Purchaser, or any provision of any indenture, agreement or other instrument by which Purchaser or any of Purchaser's properties or assets is bound; (ii) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument; or (iii) result in the creation or imposition of any Lien upon any of the properties or assets of Purchaser.

          (b) VALIDITY. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, subject, as to enforcement of remedies, to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws from time to time in effect affecting the enforcement of creditors' rights generally and to general principles of equity.

          (c) GOVERNMENTAL APPROVALS. Except for filings with the Department of Justice and the Federal Trade Commission pursuant to the HSR Act, no approval, authorization, consent or order or action of or filing with any court, administrative agency or other governmental authority is required to be obtained or made by Purchaser for (i) the execution, delivery and performance by Purchaser of this Agreement or (ii) the purchase and receipt by Purchaser of the Shares as contemplated hereby.

          (d) INVESTMENT REPRESENTATIONS. Purchaser is acquiring the Shares for its own account, for investment, and not with a view toward the resale or distribution thereof. Purchaser understands that it must bear the economic risk of its investment for an indefinite period of time because the Shares are not registered under the Securities Act of 1933, as amended (the "SECURITIES ACT") or any applicable state securities laws, and may not be resold unless subsequently registered under the Securities Act and such other laws or unless an exemption from such registration is available. Purchaser represents that it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Shares. Purchaser further represents that it is an "accredited investor" as such term is defined in Rule 501 of Regulation D of the Securities and Exchange Commission under the Securities Act and that it has not been formed solely for the purpose of acquiring the Shares being purchased by it hereunder.

          4. CONDITIONS TO CLOSING. The obligations of each of Seller and Purchaser to consummate the transactions contemplated hereby are subject to the satisfaction, on or before the Closing Date, of each of the following conditions:

          (a) The representations and warranties of the other party hereto contained herein shall be true and correct in all material respects on and as of such date.

          (b) Any waiting period applicable to or approval required for the transactions contemplated hereby under the HSR Act shall have terminated or expired or been obtained.

          (c) The Savvis S-1 shall have been declared effective by the Securities and Exchange Commission in substantially the form of Amendment No. 6 thereto, the Purchase Agreement filed as Exhibit 1.1 thereto shall have been executed and delivered in substantially such form and the transactions contemplated by Section 2(c) thereof shall have been consummated

          5. TERMINATION. Buyer may terminate this Agreement at any time prior to the Closing Date if the condition specified in Section 4(c) hereof shall not have been satisfied on or prior to the close of business on February 29, 2000. Either party may terminate this Agreement at any time prior to the Closing Date if (i) the condition specified in Section 4(c) hereof shall not have been satisfied on or prior to the close of business on June 30, 2000, or (ii) all conditions specified in Section 4 hereof shall not have been satisfied on or prior to September 30, 2000. Upon any such termination, all obligations of the parties hereunder shall terminate without any liability of any party to the other party; provided, however, that Section 6(a) shall survive such termination.

          6.   MISCELLANEOUS.

          (a) Seller will pay its own expenses and the reasonable expenses of Purchaser in connection with the transactions contemplated hereby, including the fees and expenses of legal counsel.

          (b) For the convenience of the parties, this Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          (c) Any notice or other communications required or permitted hereunder shall be deemed to be sufficient if contained in a written instrument delivered in person or duly sent by national overnight courier service, by first class certified mail, postage prepaid, or by facsimile (followed by delivery by overnight courier) addressed to such party at the address or facsimile number for such party set forth on the signature page hereto, or to such other address or facsimile number as either party hereto shall have designated by notice in writing to the other party hereto.

          (d) This Agreement and the Registration Rights Agreement being entered into by Purchaser, Seller and Savvis concurrently herewith constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof.

          (e) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

          (f) This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Neither this Agreement nor any of the parties' rights or obligations hereunder shall be assignable by either party hereto without the prior written consent of the other party hereto.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.


                                        BRIDGE INFORMATION SYSTEMS, INC.



                                        By  /s/Daryl Rhodes
                                          -------------------------------
                                           Name:  Daryl Rhodes
                                           Title: Treasurer

                                        Address:    3 World Financial Center
                                                    27th Floor
                                                    New York, NY 10281-1009
                                        Attention:  Mr. Steve Wilson
                                        Facsimile:  (212) 372-7190



                                        WELSH, CARSON, ANDERSON
                                          & STOWE VIII, L.P.
                                        By WCAS VIII Associates LLC,
                                             General Partner



                                        By  /s/Patrick J. Welsh
                                          -------------------------------
                                           Name:  Patrick J. Welsh
                                           Title: Managing Member

                                        Address:    320 Park Avenue, Suite 2500
                                                    New York, NY 10022
                                        Attention:  Mr. Patrick J. Welsh
                                        Facsimile:  (212) 893-9575

                                                                       EXHIBIT C

                          REGISTRATION RIGHTS AGREEMENT

          REGISTRATION RIGHTS AGREEMENT, dated as of February 7, 2000, among SAVVIS COMMUNICATIONS CORPORATION, a Delaware corporation ("SAVVIS"), WELSH, CARSON, ANDERSON & STOWE VIII, L.P., a Delaware limited partnership ("WCAS VIII") and BRIDGE INFORMATION SYSTEMS, INC., a Missouri corporation ("BRIDGE"). WCAS VIII and its successors and permitted assigns are hereinafter sometimes collectively called the "INVESTORS".

                              W I T N E S S E T H:

          WHEREAS, WCAS VIII and Bridge are parties to a Stock Purchase Agreement, dated as of the date hereof (the "PURCHASE AGREEMENT"), pursuant to which Bridge desires to sell to WCAS VIII the number of shares ("SAVVIS COMMON SHARES") of Common Stock. $.01 par value ("SAVVIS COMMON STOCK"), of Savvis determined in accordance with Section 1 thereof, on the terms and conditions set forth therein;

          WHEREAS, Savvis is currently engaged in the registration on Form S-1 (Registration No. 333-90881) of Savvis Common Stock for an initial public offering of Savvis Common Stock for sale by itself and Bridge, as a selling stockholder, through a firm commitment underwritten public offering (the "OFFERING");

          WHEREAS, the purchase contemplated by the Purchase Agreement will (i) help to assure the successful completion of the Offering on a timely basis and
(ii) strengthen Bridge financially, better assuring its ability to perform its obligations under the network transfer agreements to be entered into by Savvis, Bridge and certain of their respective subsidiaries concurrently with the closing of the Offering; and

          WHEREAS, in order to induce WCAS VIII to enter into the Purchase Agreement and consummate the transactions contemplated thereby, Bridge and Savvis wish to grant to WCAS VIII certain registration rights with respect to the shares of Savvis Common Stock purchased by WCAS VIII pursuant thereto;

          NOW, THEREFORE, the parties hereto agree as follows:

          SECTION 1. CERTAIN DEFINITIONS. For purposes of this Agreement, the following terms have the meanings set forth below:

          "COMMISSION" means the Securities and Exchange Commission, or any other federal agency at the time administering the Securities Act.

          "EXCHANGE ACT" means the Securities Exchange Act of 1934 or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

          "RESTRICTED STOCK" means, at any time, the Savvis Common Shares and any shares of Savvis common stock issuable upon or issuable with respect to the Savvis Common Shares by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise, in each case only so long as such shares have not been sold to the public pursuant to an effective registration statement under, or pursuant to Rule 144 under, the Securities Act.

          "SECURITIES ACT" means the Securities Act of 1933 (or any successor federal statute) and the rules and regulations of the Commission thereunder, as the same shall be in effect at the time.

          "TRANSFER" means, with respect to any Restricted Stock, the sale, transfer, assignment, pledge, encumbrance, distribution or other disposition of such securities.

          SECTION 2.  TRANSFERS OF RESTRICTED STOCK.

          (a) NOTICE OF TRANSFER. If any Investor shall Transfer any shares of Restricted Stock, notice of which Transfer is not otherwise required to be delivered to Savvis hereunder, then within three days following the consummation of such Transfer, such Investor shall deliver notice thereof to Savvis.

          (b) SECURITIES LAW COMPLIANCE. Each Investor agrees that it will not effect any Transfer of any shares of Restricted Stock unless such Transfer is made pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act (and, in either case, in compliance with all applicable state securities laws). Savvis agrees, and each Investor understands and consents, that Savvis will not cause or permit the Transfer of any shares of Restricted Stock to be made on its books (or on any register of securities maintained on its behalf) unless the Transfer is permitted by, and has been made in accordance with, (x) the terms of this Agreement and (y) all applicable federal and state securities laws. Each Investor agrees that in connection with any Transfer of Restricted Stock that is not made pursuant to a registered public offering, Savvis may request an opinion of legal counsel reasonably acceptable to Savvis (it being agreed that Reboul, MacMurray, Hewitt, Maynard & Kristol and Schulte Roth & Zabel LLP shall be satisfactory) for the transferring Investor stating that such transaction is exempt from registration under all applicable laws; provided, however, that no such opinion shall be required in the case of a transfer by any Investor to its affiliates or, if any such entity is a partnership or limited liability company, a transfer by any Investor or its affiliates to its partners or members.

          (c) SECURITIES ACT LEGEND FOR CERTIFICATES. From and after the date hereof (and until such time as such securities have been sold to the public pursuant to an effective registration statement under the Securities Act or pursuant to Rule 144 or the holder of such securities shall have requested the issuance of new certificates in writing and delivered to Savvis an opinion of legal counsel reasonably acceptable to Savvis (it being agreed that Reboul, MacMurray, Hewitt, Maynard & Kristol and Schulte Roth & Zabel LLP shall be satisfactory) to such effect) all certificates representing shares of Restricted Stock that are held by any Investor shall bear a legend which shall state the following:

     "THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR ANY APPLICABLE STATE LAW, AND NO INTEREST HEREIN MAY BE OFFERED, SOLD, ASSIGNED, DISTRIBUTED, PLEDGED OR OTHERWISE TRANSFERRED UNLESS (A) THERE IS AN EFFECTIVE REGISTRATION STATEMENT WITH RESPECT THERETO UNDER SAID ACT AND LAWS OR (B) SUCH TRANSACTION IS EXEMPT FROM SUCH REGISTRATION."

          SECTION 3. REGISTRATION RIGHTS.

          (a) DEMAND REGISTRATION RIGHTS. Subject to paragraph (j) below, if Savvis shall at any time be requested by Investors holding a majority in interest of the Restricted Stock, in a writing that states the number of shares of Restricted Stock to be sold and the intended method of disposition thereof (each such written request, a "DEMAND NOTICE"), to effect a registration under the Securities Act of all or any portion of the Restricted Stock then held by such requesting Investors, Savvis shall immediately notify in writing (each such notice, a "DEMAND FURTHER NOTICE") each other Investor (other than the requesting Investors) of such proposed registration and shall use its reasonable best efforts to register under the Securities Act (each such registration, a "DEMAND REGISTRATION"), for public sale in accordance with the method of disposition specified in such Demand Notice, the number of shares of Restricted Stock specified in such Demand Notice (plus the number of shares of Restricted Stock specified in any written requests for registration of shares of Restricted Stock that are received from other Investors (other than the requesting Investors) within 30 days after receipt by such other Investors of a Demand Further Notice). Savvis shall not be obligated pursuant to this paragraph (a) to file and cause to become effective more than two Demand Registrations.

          (b) ADDITIONAL SHORT-FORM REGISTRATION RIGHTS. If Savvis becomes eligible to use Form S-3 or a successor form, Savvis shall use its reasonable best efforts to continue to qualify at all times for registration on Form S-3 or such successor form. Subject to paragraph (j) below, if (x) Savvis is eligible to register shares of Savvis Common Stock on Form S-3 or a successor form and
(y) it is requested by any Investor, in a writing that states the number of shares of Restricted Stock to be sold and the intended method of disposition thereof (each such written request, a "SHORT FORM REGISTRATION NOTICE"), to effect a registration on Form S-3 or such successor form (a "SHORT FORM REGISTRATION") of all or any portion of the Restricted Stock then held by such requesting Investor, Savvis shall immediately notify in writing (each such notice, a "SHORT FORM FURTHER NOTICE") each other Investor (other than the requesting Investor) of such proposed registration and shall use its reasonable best efforts to register on Form S-3 or such successor form, for public sale in accordance with the method of disposition specified in such Short Form Further Notice, the number of shares of Restricted Stock specified in such Short Form Further Notice (plus the number of shares of Restricted Stock specified in any written requests for registration of shares of Restricted Stock that are received from other Investors (other than the requesting Investor) within 30 days after receipt by such other Investors of a Savvis Short Form Registration Notice); provided, no Investor or group of Investors shall have the right to request a Short Form Registration unless the proposed aggregate net proceeds to the requesting Investor(s) (which shall be specified in the Short Form Registration Request delivered in connection therewith) exceeds $5,000,000.

          (c) CERTAIN PROVISIONS RELATING TO REQUIRED REGISTRATIONS. Notwithstanding anything to the contrary contained in this Agreement, Savvis shall not be obligated to effect any registration under paragraph (a) or (b) above except in accordance with the following provisions:

          (i) the obligations of Savvis under paragraph (a) or (b) above, as the case may be, to effect a registration shall be deemed satisfied only when a registration statement covering all of the shares of Restricted Stock specified in the applicable Demand Notice or Short Form Registration Notice, as the case may be, for sale in accordance with the intended method of disposition specified by the requesting Investors, shall have become effective and, if such method of disposition is a firm commitment underwritten public offering, all such shares of Restricted Stock shall have been sold pursuant thereto;

          (ii) so long as Savvis has provided written notice of a prior registration statement to each Investor in compliance with paragraph (d) below, Savvis shall not be obligated under paragraph (a) or (b) above to file and cause to become effective any registration statement so long as such prior registration statement (other than a registration statement on Form S-4 or Form S-8 promulgated under the Securities Act (or any successor forms thereto) or any other form not available for registering the Restricted Stock for sale to the public) pursuant to which shares of common stock of Savvis are to be (or were to be) sold to the public was filed prior to the delivery of the applicable Demand Notice or Short Form Registration Notice, as the case may be (and such prior registration statement has not been withdrawn); provided, Savvis shall not be permitted to delay a requested registration under paragraph (a) or (b) above in reliance on this paragraph (c)(ii) more than 180 days following the effective date of such prior registration statement;

          (iii) if the proposed method of disposition specified by the requesting Investors shall be an underwritten public offering, the number of shares of Restricted Stock to be included in such an offering may be reduced (pro rata among the Investors seeking to include Restricted Stock in such offering based on the number of shares of Restricted Stock so requested to be registered by such Investors) if and to the extent that, in the good faith opinion of the managing underwriter of such offering, inclusion of all shares would adversely affect the marketing (including, without limitation, the offering price) of the Restricted Stock to be sold;

          (iv) in the event that the proposed method of disposition specified by the requesting Investors shall be an underwritten public offering, Savvis shall choose the managing underwriter (which shall be a nationally recognized investment banking firm reasonably acceptable to the (A) the requesting Investors and (B) Investors holding a majority of the Restricted Stock being sold in such offering);

          (v) Savvis shall be entitled to include in any registration referred to in paragraph (a) or (b) above, as the case may be, for sale in accordance with the method of disposition specified by the requesting Investors, shares of common stock of Savvis to be sold by Savvis for its own account, except as and to the extent that, in the opinion of the managing underwriter of such offering (if such method of disposition shall be an underwritten public offering), such inclusion would adversely affect the marketing (including, without limitation, the offering price) of the Restricted Stock to be sold;

          (vi) except as provided in paragraph (c)(v) above, Savvis will not effect any other registration of its common stock, whether for its own account or that of other holder(s) of common stock of Savvis, from the date of receipt of a Demand Notice or the date of receipt of a Short Form Registration Notice, as the case may be, until the completion of the period of distribution of the registration contemplated thereby;

          (vii) if any Investor (other than the requesting Investors) requests that some or all of such Investor's shares of Restricted Stock be included in an offering initiated pursuant to paragraph (a) or (b) above, and the registration is to be, in whole or in part, an underwritten public offering of common stock, such request by such other Investor shall specify that such Investor's Restricted Stock is to be included in the underwriting on the same terms and conditions as the shares of Restricted Stock otherwise being sold through the underwriter; and

          (viii) if, while a registration is pending, Savvis determines in good faith that the filing of a registration statement would require the disclosure of a material transaction or another set of material facts and such disclosure would either have a material adverse effect on such material transaction or Savvis and its subsidiaries (taken as a whole), then Savvis shall not be required to effect a registration pursuant to paragraph (a) or (b) above, as the case may be, until the earlier of (A) the date upon which such material information is otherwise disclosed to the public or ceases to be material and (B) 90 days after Savvis makes such good faith determination; provided, Savvis shall not be permitted to delay a requested registration under paragraph (a) or (b) above in reliance on this paragraph (c)(viii) more than twice or for more than an aggregate of 90 days in any consecutive twelve-month period.

          (d) PIGGYBACK REGISTRATION RIGHTS. If at any time Savvis proposes to register any of its common stock under the Securities Act for sale to the public, whether for its own account or for the account of other security holders or both (other than a registration on Form S-4 or Form S-8 promulgated under the Securities Act (or any successor forms thereto) or any other form not available for registering the Restricted Stock for sale to the public), it will give written notice (each such notice a "PIGGYBACK NOTICE") at such time to each Investor of its intention to do so. Subject to paragraph (j) below, upon the written request of any Investor, given within 30 days after receipt by such holder of the Piggyback Notice, to register any of its Restricted Stock (which request shall state the amount of Restricted Stock to be so registered and the intended method of disposition thereof), Savvis will use its reasonable best efforts to cause the Restricted Stock, as to which registration shall have been so requested, to be included in the securities to be covered by the registration statement proposed to be filed by Savvis, all to the extent requisite to permit the sale or other disposition by such Investor (in accordance with its written request) of such Restricted Stock so registered; provided, nothing herein shall prevent Savvis from abandoning or delaying such registration at any time. In the event that any registration referred to in this paragraph (d) shall be, in whole or in part, an underwritten public offering of common stock of Savvis, any request by an Investor pursuant to this paragraph (d) to register Restricted Stock shall specify either that (i) such Restricted Stock is to be included in the underwriting on the same terms and conditions as the shares of Savvis common stock otherwise being sold through underwriters under such registration or (ii) such Restricted Stock is to be sold in the open market without any underwriting, on terms and conditions comparable to those normally applicable to offerings of common stock in reasonably similar circumstances. The number of shares of Restricted Stock to be included in such an underwritten offering may be reduced (pro rata among the requesting Investors based upon the number of shares of Restricted Stock so requested to be registered or pro rata among all the requesting stockholders based upon the number of shares of common stock of Savvis so requested to be registered if stockholders other than Investors also request to be included) if and to the extent that the managing underwriter of such offering shall be of the good faith opinion that such inclusion would adversely affect the marketing (including, without limitation, the offering price) of the securities to be sold by Savvis therein, or by the other security holders for whose benefit the registration statements has been filed.

          (e) HOLDBACK AGREEMENT. Notwithstanding anything to the contrary contained in this Agreement, (i) if there is a firm commitment underwritten public offering of securities of Savvis pursuant to a registration covering Restricted Stock and an Investor does not elect to sell his Restricted Stock to the underwriters of Savvis's securities in connection with such offering, such Investor shall refrain from selling such Restricted Stock during the period of distribution of Savvis's securities by such underwriters and the period in which the underwriting syndicate participates in the after market; provided, such Investor shall, in any event, be entitled to sell its Restricted Stock commencing on the 180th day after the effective date of such registration statement; and (ii) if there is a firm commitment underwritten public offering of securities of Savvis by Savvis, each Investor agrees that, except to the extent otherwise permitted to participate in such offering pursuant to paragraph
(d) above, upon the request of the managing underwriter in such offering, such Investor shall not sell Savvis Common Stock held by such Investor for a period of 180 days from the effective date of the registration statement relating thereto.

          (f) CERTAIN REGISTRATION PROCEDURES. If and whenever Savvis is required by the provisions of this Section 3 to use its reasonable best efforts to effect the registration of Restricted Stock under the Securities Act, Savvis will, as expeditiously as possible:

          (i) prepare (and afford counsel for the selling Investors reasonable opportunity to review and comment thereon) and file with the Commission a registration statement with respect to such securities and use its reasonable best efforts to cause such registration statement to become and remain effective for the period of the distribution contemplated thereby (determined as hereinafter provided);

          (ii) prepare (and afford counsel for the selling Investors reasonable opportunity to review and comment thereon) and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the period of distribution contemplated thereby (determined as hereinafter provided) and as comply with the provisions of the Securities Act with respect to the disposition of all Restricted Stock covered by such registration statement in accordance with the selling Investors' intended method of disposition set forth in such registration statement for such period;

          (iii) furnish to each selling Investor and to each underwriter such number of copies of the registration statement and the prospectus included therein (including, without limitation, each preliminary prospectus) as such persons may reasonably request in order to facilitate the public sale or other disposition of the Restricted Stock covered by such registration statement;

          (iv) use its reasonable best efforts to register or qualify the Restricted Stock covered by such registration statement under the securities or blue sky laws of such jurisdictions as the sellers of Restricted Stock or, in the case of an underwritten public offering, the managing underwriter, shall reasonably request; provided, Savvis will not be required to (x) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph
     (iv), (y) subject itself to taxation in any such jurisdiction or (z) consent to general service of process in any jurisdiction;

          (v) immediately notify each selling Investor under such registration statement and each underwriter, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and each Investor agrees to refrain from further using such prospectus upon receipt of such notice;

          (vi) use its reasonable best efforts (if the offering is underwritten) to furnish, at the request of any selling Investor, on the date that Restricted Stock is delivered to the underwriters for sale pursuant to such registration: (A) an opinion dated such date of counsel representing Savvis for the purposes of such registration, addressed to the underwriters and to such selling Investor, stating that such registration statement has become effective under the Securities Act and that (1) to the best knowledge of such counsel, no stop order suspending the effectiveness thereof has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the Securities Act, (2) the registration statement, the related prospectus, and each amendment or supplement thereof, comply as to form in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder (except that such counsel need express no opinion as to financial statements, the notes thereto, and the financial schedules and other financial and statistical data contained therein) and (3) to such other effects as may reasonably be requested by counsel for the underwriters or by such selling Investor or its counsel, and (B) a letter dated such date from the independent public accountants retained by Savvis, addressed to the underwriters, stating that they are independent public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements of Savvis included in the registration statement or the prospectus, or any amendment or supplement thereof, comply as to form in all material respects with the applicable accounting requirements of the Securities Act, and such letter shall additionally cover such other financial matters (including, without limitation, information as to the period ending no more than five business days prior to the date of such letter) with respect to the registration in respect of which such letter is being given as such underwriters or such selling Investor may reasonably request; and

          (vii) make available for inspection by each selling Investor, any underwriter participating in any distribution pursuant to such registration statement, and any attorney, accountant or other agent retained by such selling Investor or underwriter, all financial and other records, pertinent corporate documents and properties of Savvis, and cause Savvis's officers, directors and employees to supply all information reasonably requested by any such selling Investor, underwriter, attorney, accountant or agent in connection with such registration statement and permit such selling Investor, attorney, accountant or agent to participate in the preparation of such registration statement.

For purposes of paragraphs (f)(i) and (f)(ii) above (as well as paragraphs
(c)(vi) and(e) above), the "PERIOD OF DISTRIBUTION" of Restricted Stock in a firm commitment underwritten public offering shall be deemed to extend until each underwriter has completed the distribution of all securities purchased by it, and the period of distribution of Restricted Stock in any other registration shall be deemed to extend until the sale of all Restricted Stock covered thereby, but in either case, such period shall not extend beyond the 180th day (or, in the case of paragraph (c)(vi) above, the 90th day) after the effective date of the registration statement filed in connection therewith.

          (g) INFORMATION FROM SELLING INVESTORS. In connection with each registration hereunder, Investors selling Restricted Stock will furnish to Savvis in writing such information with respect to themselves and the proposed distribution by them as shall be reasonably necessary in order to assure compliance with federal and applicable state securities laws.

          (h) UNDERWRITING AGREEMENT. In connection with any registration pursuant to this Section 3 that covers an underwritten public offering, Savvis and Investors selling Restricted Stock (and Bridge, to the extent requested by the managing underwriter) each agree to enter into a written agreement with the managing underwriter selected in the manner herein provided in such form and containing such provisions as are customary in the securities business for such an arrangement between major underwriters, selling stockholders and companies of Savvis' and Bridge's size and investment stature; provided, (i) such agreement shall not contain any such provision applicable to Savvis which is inconsistent with the provisions hereof and (ii) the time and place of the closing under said agreement shall be as mutually agreed upon among Savvis such managing underwriter and, except in the case of a registration pursuant to paragraph (d) above, Investors holding a majority of the Restricted Stock being sold in such offering.

          (i) EXPENSES. Bridge will pay all Registration Expenses incurred in complying with Section 3 of this Agreement. All Selling Expenses incurred in connection with any registered offering of securities that, pursuant to this
Section 3, includes Restricted Stock, shall be borne by the participating sellers in proportion to the number of shares sold by each, or by such persons other than Savvis (except to the extent Savvis shall be a seller) as they may agree. All expenses incident to performance of or compliance by Savvis with
Section 3 hereof, including, without limitation, all Commission, stock exchange or National Association of Securities Dealers, Inc. ("NASD") registration and filing fees (including, without limitation, fees and expenses incurred in connection with the listing of the common stock of Savvis on any securities exchange or exchanges), printing, distribution and related expenses, fees and disbursements of counsel and independent public accountants for Savvis, all fees and expenses incurred in connection with compliance with state securities or blue sky laws and the rules of the NASD or any securities exchange, transfer taxes and fees of transfer agents and registrars, but excluding any Selling Expenses, are herein called "REGISTRATION EXPENSES". All underwriting discounts and selling commissions applicable to the sale of Restricted Stock are herein called "SELLING EXPENSES".

          (j) AVAILABILITY OF RULE 144(d). Each Investor agrees that during any period in which such Investor is eligible to sell all of its shares of

Restricted Stock pursuant to Rule 144(k), such Investor shall not be entitled to invoke or otherwise participate with respect to the registration rights granted pursuant to paragraphs (a), (b) and (d) above.

          SECTION 4. INDEMNIFICATION RIGHTS AND OBLIGATIONS IN RESPECT OF REGISTERED OFFERINGS OF RESTRICTED STOCK.

          (a) SAVVIS INDEMNIFICATION OF SELLING INVESTORS. In the event of a registration of any of the Restricted Stock under the Securities Act pursuant to
Section 3 of this Agreement, Savvis will indemnify and hold harmless each seller of Restricted Stock thereunder and each other person, if any, who controls such seller within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, (or actions in respect thereof) to which such seller or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such Restricted Stock was registered under the Securities Act, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each such seller and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, Savvis will not be liable in any such case if and to the extent that any such loss, claim, damage, liability or action arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by such seller or such controlling person in writing specifically for use in such registration statement or prospectus.

          (b) SELLING INVESTOR INDEMNIFICATION OF SAVVIS AND THE OTHER SELLING STOCKHOLDERS. In the event of a registration of any of the Restricted Stock under the Securities Act pursuant to Section 3 of this Agreement, each seller of such Restricted Stock thereunder, severally and not jointly, will indemnify and hold harmless Savvis and each person, if any, who controls Savvis within the meaning of the Securities Act, each officer of Savvis who signs the registration statement, each director of Savvis, each underwriter and each person who controls any underwriter within the meaning of the Securities Act, and each other seller of Restricted Stock and each person who controls any such other seller of Restricted Stock, against all losses, claims, damages or liabilities, joint or several, (or actions in respect thereof) to which Savvis or such officer or director or underwriter or other seller or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement under which such Restricted Stock was registered under the Securities Act, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse Savvis and each such officer, director, underwriter, other seller of Restricted Stock and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, such seller will be liable hereunder in any such case if and only to the extent that any such loss, claim, damage, liability or action arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with information pertaining to such seller, as such, furnished in writing to Savvis by such seller specifically for use in such registration statement or prospectus; provided, further, the liability of each seller hereunder shall be limited to the proportion of any such loss, claim, damage, liability or expense which is equal to the proportion that the public offering price of shares sold by such seller under such registration statement bears to the total public offering price of all securities sold thereunder, but not to exceed the proceeds (net of underwriting discounts and commissions) received by such seller from the sale of Restricted Stock covered by such registration statement.

          (c) INDEMNIFICATION PROCEDURES. Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party other than under this
Section 4. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel satisfactory to such indemnified party, and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 4 for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected; provided, if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be reasonable defenses available to it which are different from or additional to those available to the indemnifying party, or if the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, the indemnified party shall have the right to select a separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with the expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the indemnifying party as incurred. Notwithstanding the foregoing, any indemnified party shall have the right to retain its own counsel in any such action, but the fees and disbursements of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party shall have failed to retain counsel for the indemnified person as aforesaid or (ii) the indemnifying party and such indemnified party shall have mutually agreed to the retention of such counsel. It is understood that the indemnifying party shall not, in connection with any action or related actions in the same jurisdiction, be liable for the fees and disbursements of more than one separate firm qualified in such jurisdiction to act as counsel for the indemnified party. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. The indemnification of underwriters provided for in this Section 4 shall be on such other terms and conditions as are at the time customary and reasonably required by such underwriters. In that event the indemnification of the sellers of Restricted Stock in such underwriting shall at the sellers' request be modified to conform to such terms and conditions.

          (d)  CONTRIBUTION. If the indemnification provided for in paragraphs
(a) and (b) of this Section 4 is unavailable or insufficient to hold harmless an indemnified party under such paragraphs in respect of any losses, claims, damages or liabilities or actions in respect thereof referred to therein, then each indemnifying party shall in lieu of indemnifying such indemnified party contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or actions in such proportion as appropriate to reflect the relative fault of Savvis, on the one hand, and the underwriters and the sellers of such Restricted Stock, on the other, in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or actions as well as any other relevant equitable considerations, including, without limitation, the failure to give any notice under paragraph (c) above. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact relates to information supplied by Savvis, on the one hand, or the underwriters and the sellers of such Restricted Stock, on the other, and to the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Savvis and each of you agree that it would not be just and equitable if contributions pursuant to this paragraph were determined by pro rata allocation (even if all of the sellers of such Restricted Stock were treated as one entity for such purpose) or by any other method of allocation which did not take account of the equitable considerations referred to above in this paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or action in respect thereof, referred to above in this paragraph, shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this paragraph, the sellers of such Restricted Stock shall not be required to contribute any amount in excess of the amount, if any, by which the total price at which the Restricted Stock sold by each of them was offered to the public exceeds the amount of any damages which they would have otherwise been required to pay by reason of such untrue or alleged untrue statement or omission. No person guilty of fraudulent misrepresentations (within the meaning of Section 11(f) of the Securities Act), shall be entitled to contribution from any person who is not guilty of such fraudulent misrepresentation.

          SECTION 5. RULE 144. Savvis agrees with the Investors that from and after the consummation of the Offering it shall file any and all reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the Commission thereunder, or, if Savvis is not required to file any such reports, it shall, upon the written request of any Investor, make publicly available such information as is necessary to permit sales pursuant to Rule 144 under the Securities Act. Upon the written request of any Investor, Savvis shall promptly furnish to such Investor a written statement by Savvis as to its compliance with the reporting requirements set forth in this
Section 5.

          SECTION 6. DURATION OF AGREEMENT. This Agreement shall survive so long as any Investor owns Restricted Stock.

          SECTION 7. REPRESENTATIONS AND WARRANTIES. Each party hereto, severally and not jointly, represents and warrants to the other parties hereto as follows:

          (i) such party has the corporate or partnership power and authority, as the case may be, to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance by such party of this Agreement have been duly authorized by all requisite corporate or partnership action, as the case may be, on the part of such party and will not (i) violate any provision of law, any order of any court or other agency of government, the charter and other organizational documents of such party, or any provision of any indenture, agreement or other instrument by which such party or any of such party's properties or assets is bound; (ii) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument; or (iii) result in the creation or imposition of any lien, charge or encumbrance of any nature upon any of the properties or assets of such party; and

          (ii) this Agreement has been duly executed and delivered by such party and constitutes a legal, valid and binding agreement of such party, enforceable against such party in accordance with its terms, subject, as to enforcement of remedies, to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws from time to time in effect affecting the enforcement of creditors' rights generally and to general principles of equity.

          SECTION 8. MISCELLANEOUS.

          (a) ADDITIONAL REGISTRATION RIGHTS. Without the consent of Investors holding at least a majority of the shares of Restricted Stock then outstanding, Savvis shall not grant any registration rights to any other person that are inconsistent or conflict with the registration rights granted hereunder.

          (b) HEADINGS. Headings of sections and paragraphs of this Agreement are inserted for convenience of reference only and shall not affect the interpretation or be deemed to constitute a part hereof.

          (c) SEVERABILITY. In the event that any one or more of the provisions contained in this Agreement or in any other instrument referred to herein shall, for any reason, be held to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement.

          (d) BENEFITS OF AGREEMENT. All covenants and agreements contained herein by or on behalf of any of the parties hereto shall bind and inure solely and exclusively to the benefit of the respective successors and permitted assigns of the parties hereto. Except as expressly permitted hereby, each party's rights and obligations under this Agreement shall not be subject to assignment or delegation by any party hereto, and any attempted assignment or delegation in violation hereof shall be null and void.

          (e) ENTIRE AGREEMENT; MODIFICATION. This Agreement and the Purchase Agreement constitute the entire agreement of the parties with respect to the subject matter hereof. This Agreement may not be modified or amended except by a writing signed by Savvis, Bridge and Investors holding at least a majority of the shares of Restricted Stock then outstanding. Any waiver of any provision of this Agreement must be in a writing signed by the party against whom enforcement of such waiver is sought.

          (f) NOTICES. Any notice or other communications required or permitted hereunder shall be deemed to be sufficient if contained in a written instrument delivered in person or duly sent by national overnight courier service, by first class certified mail, postage prepaid, or by facsimile (followed by delivery by overnight courier) addressed to such party at the address or facsimile number set forth below:

          (i) if to Savvis, WCAS VIII or Bridge, to it at the address or facsimile number set forth for such party on the signature page hereto: and

          (ii) if to any subsequent Investor, to such Investor at such address or facsimile number as may have been furnished to the other parties hereto in writing by such holder;

or, in any case, at such other address or facsimile number as shall have been furnished in writing by such party to the other parties hereto. All such notices, requests, consents and other communications shall be deemed to have been received (1) in the case of personal or courier delivery, on the date of such delivery, (2) in the case of mailing, on the fifth business day following the date of such mailing and (3) in the case of facsimile, when received.

          (g) COUNTERPARTS. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

          (h) CHANGES IN COMMON STOCK OF SAVVIS. If, and as often as, there are any changes in the common stock of Savvis by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions hereof as may be required so that the rights and privileges granted hereby shall continue with respect to the Restricted Stock as so changed.

          (i) SPECIFIC PERFORMANCE. Each party hereto agrees that a remedy at law for any breach or threatened breach by such party of this Agreement would be inadequate and therefore agrees that any other party hereto shall be entitled to specific performance of this Agreement in addition to any other available rights and remedies in case of any such breach or threatened breach.

          (j) GOVERNING LAW. This agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of laws provisions thereof.

          IN WITNESS WHEREOF, each of the parties hereto has duly executed and delivered this Agreement as of the day and year first above written.

                                     SAVVIS COMMUNICATIONS CORPORATION



                                     By  /s/Steven M. Gallant
                                       -------------------------------
                                        Name:  Steven M. Gallant
                                        Title: Vice President - General Counsel

                                        Address:   7777 Bonhomme Avenue
                                                   St. Louis, MO 63105
                                        Attention: Steven M. Gallant, Esq.
                                        Facsimile: (314) 468-7550


                                        WELSH, CARSON, ANDERSON
                                          & STOWE VIII, L.P.
                                        By WCAS VIII Associates LLC,
                                            General Partner



                                        By  /s/Patrick J. Welsh
                                          -------------------------------
                                           Name:  Patrick J. Welsh
                                           Title: Managing Member

                                        Address:   320 Park Avenue, Suite 2500
                                                   New York, NY 10022
                                        Attention: Mr. Patrick J. Welsh
                                        Facsimile: (212) 893-9575


                                        BRIDGE INFORMATION SYSTEMS, INC.



                                        By  /s/Daryl Rhodes
                                          -------------------------------
                                           Name:  Daryl Rhodes
                                           Title: Treasurer

                                        Address:   3 World Financial Center
                                                   27th Floor
                                                   New York, NY 10281-1009
                                        Attention: Mr. Steve Wilson
                                        Facsimile: (212) 372-7190